

July 7, 2020

Lloyd Spencer
President
Deep Green Waste & Recycling, Inc.
13110 NE 177th Place, Suite 293
Woodinville, WA 98072

> **Re: Deep Green Waste & Recycling, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 26, 2020**
> **File No. 333-237257**

Dear Mr. Spencer:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Results of Operations, page 36

1. We note your response to prior comment 1 and revised prospectus summary and risk factor disclosure on page 17 to disclose that you are a shell company. Notwithstanding your response that you are not a blank check company, we note your disclosure at page 36 that you are a "blank check" company. Please provide additional analysis explaining why you are not a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933 or reconcile your disclosures.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Lloyd Spencer
Deep Green Waste & Recycling, Inc.
July 7, 2020
Page 2

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew McMurdo